

October 3, 2024

Kevin Kwilinski
Chief Executive Officer
Berry Global Group, Inc.
101 Oakley Street
Evansville, IN 47710

Re: Berry Global Group, Inc.
     Registration Statement on Form S-4
     Filed September 25, 2024
     File No. 333-282333

Dear Kevin Kwilinski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Tyler Mark, esq.